

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Takumi Kitamura
Chief Financial Officer
Nomura Holdings, Inc.
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

Re: Nomura Holdings, Inc.
  Form 20-F for the Fiscal Year Ended March 31, 2023
  File No. 001-15270

Dear Takumi Kitamura:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Finance